Exhibit 99.1

Weibo to Hold Annual General Meeting on May 22, 2024

BEIJING, April 8, 2024 -- Weibo Corporation (the “Weibo” or “Company”) (Nasdaq: WB and HKEX: 9898), China’s leading social media platform, today published a notice to announce that it will hold an annual general meeting (the “AGM”) of shareholders (the “Notice of AGM”) at 5809-5810, Two International Finance Centre, 8th Finance Street, Central, Hong Kong on Wednesday, May 22, 2024 at 2:00 p.m.(Hong Kong time), for the purposes of considering and, if thought fit, passing the Proposed Resolutions set forth in the Notice of AGM. The Notice of AGM and proxy card for the AGM are available on the Company’s website at ir.weibo.com. The board of directors of Weibo fully supports the proposed resolutions listed in the Notice of AGM and recommends that shareholders and holders of ADSs vote in favor of the resolutions set out in the Notice of AGM.

Holders of record of ordinary shares of the Company at the close of business on April 23, 2024, Hong Kong time, are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on April 23, 2024, New York time, who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

Weibo’s Form 20-F can be accessed on the Company’s website at ir.weibo.com, as well as on the SEC’s website at http://www.sec.gov.

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contacts
Investors Relations
Weibo Corporation
Tel: +86-10-5898-3336
Email: ir@staff.weibo.com